FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of September 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated September 10, 2007 announcing that Russia’s leading satellite service provider, Closed Joint-Stock Company (CJSC) Global-Teleport, is deploying a broadband satellite communications network for the Russian Ministry of Education based on Gilat’s SkyEdge systems.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated September 10, 2007

Gilat’s SkyEdge selected for Russian Ministry of Education network to provide broadband Internet to thousands of schools

Petah Tikva, Israel , September 10, 2007, Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that Russia’s leading satellite service provider, Closed Joint-Stock Company (CJSC) Global-Teleport, is deploying a broadband satellite communications network for the Russian Ministry of Education based on Gilat’s SkyEdge systems. Initiated by the Russian Government, the Education Project guarantees unlimited Internet access for Russian schools.

Since the beginning of the year, Gilat has supplied approximately 3,000 SkyEdge IP VSATs to provide schools in the Siberian, Far East and other remote regions in Russia with two-way broadband Internet access, multimedia applications, video-conferencing and VoIP support for future use. This will enable students in these regions to enjoy an enhanced educational experience through interactive learning programs and other Internet applications.

Alexey Ostapchuk, General Manager of Global-Teleport, said, “Gilat worked closely with Global-Teleport to ensure the successful deployment of this important project. By doing so, we were able to ensure that all of the schools involved in the project were connected to Broadband Internet by the beginning of September despite the harsh terrain and extreme weather conditions. Gilat’s advanced SkyEdge VSAT technology has once again helped us to meet the complex networking requirements of federal projects and with this latest success, Gilat is well-positioned to play a role in future federal projects in Russia.”

SkyEdge provides Global-Teleport a scalable broadband communications network with space segment efficiency and low operational costs. The same SkyEdge Hub supports multiple services and applications such as rural USO projects, enterprise connectivity and Internet for schools.

“The Ministry of Education network is the latest result of Gilat’s successful partnership with Global-Teleport and demonstrates our ability to meet the requirements of the Russian telecommunications ministry,” said Arie Rozichner, Gilat’s Regional Vice President, Eurasia. “We look forward to leveraging our high levels of experience and technical support to help provide rural schools with the same opportunities enjoyed by Russia’s urban schools. Gilat is proud to be part of this important project aimed at improving the quality of life of the Russian people.”

Gilat’s SkyEdge systems have been chosen for a number of very significant federal government projects in Russia, including the Ministry of Education, FGUP “Russian Post” and Universal Service Obligation (USO) projects. Gilat’s advanced VSAT technology meets the complex requirements of major operators in Russia bringing telephony and Internet services to citizens in the country’s most remote regions.

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About CJSC Global-Teleport

Joint Stock Company Global-Teleport is a satellite communication operator, founded in 2005 by JSC Synterra. Global-Teleport is part of the Synterra group of companies. Its primary business is the provision of satellite communication services based on Very Small Aperture Terminal (VSAT) satellite technology.

The company operates four hub earth stations located in Moscow, Khabarovsk, Novosibirsk, and Pavlovskiy Posad (city in Moscow region), that provide VSAT network control for approximately 7,000 satellite terminals in operation. The company provides satellite communication services for national projects in the Russian Federation related to Internet education and universal telephony service. For additional information, please visit www.gtport.ru.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com